

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

<u>Via E-Mail</u>
Bruce Lucas
Chairman & Chief Investment Officer
Heritage Insurance Holdings, Inc.
700 Central Ave., Ste. 500
St. Petersburg, FL 33701

> **Re: Heritage Insurance Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 2, 2014**
> **CIK No. 0001598665**

Dear Mr. Lucas:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and results of Operations</u>
<u>Critical Accounting Policies and Estimates</u>
<u>Stock-Based Compensation, page 57</u>

1. In your response to comment 15, you state that the increase in your stock value from October 31, 2013 to December 31, 2013 is primarily due to the favorable economic conditions in the Florida property and casualty insurance industry. Since the increase in your stock value during this time was approximately 73% (from $13,200 to $22,815), please tell us the measures you considered in determining that the Florida property and casualty insurance industry improved by approximately 73% during the same time frame.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
10) Income Taxes, page F-24

2. Please expand the disclosure you provided in response to comment 20 to explain the decrease in the operating income of pass through entities.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Keira Nakada at (202) 551-3659 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
    Steven J. Gavin D
    Winston & Strawn LLP
    35 W. Wacker Drive
    Chicago, IL 60601-9703